UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

NGM BIOPHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

ATLAS NEON MERGER SUB, INC.
(Name of Filing Persons (Offeror))

ATLAS NEON PARENT, INC.
(Name of Filing Persons (Parent of Offeror))

THE COLUMN GROUP, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP GP, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP II, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP II GP, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP MANAGEMENT, LP
(Name of Filing Persons (Affiliate of Offeror))

PONOI CAPITAL, LP
(Name of Filing Persons (Affiliate of Offeror))

PONOI MANAGEMENT, LLC
(Name of Filing Persons (Affiliate of Offeror))

PONOI CAPITAL II, LP
(Name of Filing Persons (Affiliate of Offeror))

PONOI II MANAGEMENT, LLC
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP III, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP III-A, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP III GP, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP IV, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP IV-A, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP IV GP, LP
(Name of Filing Persons (Affiliate of Offeror))

TCG IV GP, LLC
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP OPPORTUNITY III, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP OPPORTUNITY III GP, LP
(Name of Filing Persons (Affiliate of Offeror))

TCG OPPORTUNITY III GP, LLC
(Name of Filing Persons (Affiliate of Offeror))

PETER SVENNILSON
(Name of Filing Persons (Affiliate of Offeror))

DAVID V. GOEDDEL
(Name of Filing Persons (Affiliate of Offeror))

TIMOTHY KUTZKEY
(Name of Filing Persons (Affiliate of Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

62921N 105
(CUSIP Number of Class of Securities)

James Evangelista
The Column Group, LP
1 Letterman Drive
Building D, Suite DM-900
San Francisco, CA 94129
(415) 865-2050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Austin S. Pollet
Luke Jennings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on March 8, 2024, as amended by Amendment No. 1 thereto, filed on March 22, 2024 (as amended, the “Schedule TO”), by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (“NGM”), other than the Rollover Shares (as defined in the Offer to Purchase), for $1.55 per Share in cash (the “Offer Price”) upon the terms and subject to the conditions described in the Offer to Purchase, dated March 8, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”), copies of which have been filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among NGM, Parent and Purchaser, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO and incorporated herein by reference with respect to Items 4 through 11 and 13 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase.

This Amendment is being filed to disclose certain updates as reflected below.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference in response to all of the items of the Schedule TO and is amended and supplemented by the information specifically provided herein.

ITEMS 1 THROUGH 9, ITEM 11 AND ITEM 13

The information set forth in Items 1 through 9, Item 11 and Item 13 of the Schedule TO are hereby amended and supplemented as follows:

Expiration of the Offer and Closing of the Merger

The Offer and related withdrawal rights expired at one minute after 11:59 p.m. Eastern Time on April 4, 2024 (the “Expiration Date”) and were not further extended. The Depositary and Paying Agent has advised Parent and Purchaser that, as of the Expiration Date, a total of 22,323,295 Shares were validly tendered in the Offer, and not validly withdrawn, representing approximately 27% of the Shares outstanding as of the Expiration Date and a majority of the Shares owned by the Unaffiliated Stockholders.

As of the Expiration Date, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the Expiration Date, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares. An additional 39,516,567 Shares, owned by the TCG Rollover Stockholders and the Rollover Stockholders were contributed to Parent pursuant to the Rollover Agreements in exchange for shares of Parent.

As a result of its acceptance of the Shares tendered pursuant to the Offer and the contribution of Shares pursuant to the Rollover Agreements, in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of NGM stockholders. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser completed the acquisition of NGM on April 5, 2024 by consummating the Merger pursuant to the Merger Agreement without a vote of NGM stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than (i) any Shares owned by NGM, (ii) any Shares owned, directly or indirectly, by Parent, Purchaser or any subsidiary of Parent, the TCG Stockholders or the Rollover Stockholders, (iii) any Shares irrevocably accepted for purchase in the Offer and (iv) Shares owned by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law), was cancelled and converted into the right to receive the Offer Price, without interest and subject to any applicable tax withholding, from Purchaser.

Prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on April 5, 2024, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

On April 5, 2024, NGM issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by NGM is filed as Exhibit (a)(1)(G) hereto and is incorporated by reference herein.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(1)(G)*	Press Release of NGM issued on April 5, 2024 (incorporated by reference to Exhibit (a)(1)(J) to NGM’s Amendment No. 3 to Schedule 14D-9 filed with the SEC on April 5, 2024).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2024

ATLAS NEON MERGER SUB, INC.

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	President and Secretary

ATLAS NEON PARENT, INC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	President and Secretary

THE COLUMN GROUP, LP

By:	The Column Group GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP II, LP

By:	The Column Group II GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP II GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP MANAGEMENT, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI CAPITAL, LP

By:	Ponoi Management, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI MANAGEMENT, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI CAPITAL II, LP

By:	Ponoi II Management, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI II MANAGEMENT, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP III GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP III, LP

By:	The Column Group III, GP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP III-A, LP

By:	The Column Group III, GP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP IV, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP IV-A, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP OPPORTUNITY III, LP

By:	The Column Group Opportunity III GP, LP

By:	TCG Opportunity III GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP OPPORTUNITY III GP, LP

By:	TCG Opportunity III GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

TCG OPPORTUNITY III GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

TIMOTHY KUTZKEY

By:	/s/ Timothy Kutzkey

PETER SVENNILSON

By:	/s/ Peter Svennilson

DAVID V. GOEDDEL

By:	/s/ David V. Goeddel